June 30, 2010

Peggy Kim
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Secured Income, LP, Schedule TO-T filed June 23, 2010, File No. 005-54251

Dear Ms. Kim:

Thank you for your letter dated June 29, 2010, regarding our recent Schedules TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.
The material discrepancy between the last final amendment and this Schedule TO-T did not arise from a sale of securities, but rather because after the filing of the last final amendment and prior to this offer, we finally reconciled the number of units our affiliates own.  There were several reasons for the discrepancies.  First, numerous people “sold” units to us in previous offers who did not own the units, and those units were reported in the totals tendered.  Second, we discovered that the general partner was reporting to us that we owned units that were also reported to us by our broker (they were held in “street name”) so we had been double-counting those shares.  The number we reported in the Schedule TO-T is now correct.  We will file an amended Form 4 as well; I apologize for this oversight.

2.
Analyzing our status prior to commencement of the offer, pursuant to Rule 13e-3(a)(1), no bidder is an affiliate for the following reasons.  No bidder is, directly or indirectly, in control of, controlled by or under common control with the Partnership or its General Partner. To elaborate, no bidder has influence or control over the management or policies of the Partnership.  As a limited partner, no bidder has powers to act under the limited partnership agreement of the subject partnership or to cause the Partnership or its general partner to take, or desist from taking, any action, except each bidder may vote as any other limited partner may vote on matters that may be submitted to the limited partners for approval.  This Partnership’s specific limited partnership agreement, requires any approval by limited partners to be made by 51% of the outstanding securities (as opposed to a majority of a quorum).  There are no provisions in this Partnership’s limited partnership agreement that allow a lesser vote to constitute an approval of the limited partners.  Therefore, the General Partner has sole legal and practical control over the Partnership.  There is no board of directors to which a director may be elected by someone with a large (but not majority) position.  Further, the General Partner does not consult with any bidder in any way, or seek our informal approval or input on any matters whatsoever. In fact, if a bidder participated in the Partnership’s management in that way, it would risk losing its limited liability status as a limited partner by becoming a de facto general partner. The bidders do not request, nor to our knowledge does any bidder receive, any information from the General Partner that is not made equally available to any limited partner.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.  Thank you.

Very Truly Yours,

/s/ Chip Patterson

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com